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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on September 1, 2014.

Press release

Luxottica announces the implementation of a new governance structure based on a co-CEO model

Enrico Cavatorta appointed CEO of Corporate Functions and Interim CEO of Markets

Milan (Italy), September 1, 2014 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear today announced the introduction of a new management structure based on a co-CEO model; one focused on Markets and the other dedicated to Corporate Functions.

The evolution to a co-CEO leadership structure with distinct and complementary responsibilities will ensure stronger management of the Group, which has rapidly increased its size, complexity and global presence in recent years.

Enrico Cavatorta, current General Manager and CFO of the Group, was appointed CEO of Corporate Functions. He was also named as Interim CEO of Markets, pending the appointment of a permanent executive to this position. The search process for a CEO of Markets is on-going. Operations, led by Massimo Vian, will temporarily report to the Chairman, Leonardo Del Vecchio.

An Executive Committee, led by the Chairman, will be created to support the efficient management of the Group during this new phase.

The appointment of Enrico Cavatorta ensures the promotion of internal managerial excellence and provides the necessary strategic continuity. At the same time, the forthcoming appointment of an external co-CEO will introduce fresh energy and expertise in an important phase of evolution for the Group.

Following a period of debate with Chairman Leonardo Del Vecchio over the Group’s future strategy and direction, Andrea Guerra leaves as Group CEO after a 10-year period of organizational consolidation and managerial growth. Having displayed great energy, passion and professionalism, he has contributed to strengthening the presence of the Group and its brands in the market, with excellent results achieved.

This new organizational structure will support a new phase of development for Luxottica that is consistent with its strategic vision and will allow it to take advantage of opportunities in a competitive global market of growing complexity and changing competitive dynamics. This will enable the Group to benefit from the structural growth drivers in the eyewear industry and better oversee its long-term development with renewed vigor and expertise, be it through traditional channels (wholesale and retail) or via more innovative channels.

In full continuity with the existing strategy, the Group confirms its strategic priorities to guarantee sustainable long-term growth, with increased focus on return on investment and on further improving efficiency.

Leonardo Del Vecchio, Chairman of the Board and the original inspiration behind the strategic vision of the Group, will ensure a smooth organizational transition, overseeing the Board and supporting further success.

“I thank Andrea Guerra for the contribution he has made over the years to the growth of Luxottica.” — Leonardo Del Vecchio comments — “At the end of this ten-year journey, the Company is now ready to face up to a new chapter in its history thanks to a management team of great strength and experience. This new phase starting today will see the Group retain its strong focus on sales and profitability, and ensure it is ready to seize opportunities and face the challenges of the market.”

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Enrico Cavatorta’s CV is available on Luxottica Group website at www.luxottica.com/en/enrico-cavatorta-0

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A conference call with the financial community will take place today at 1:00PM US EDT (5:00PM GMT, 6:00PM BST, 7:00PM CEST) and will be available via live webcast at www.luxottica.com

Contacts

Luxottica Group Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@luxottica.com www.luxottica.com/it/company/investors	RLM Finsbury Edward Simpkins M: +447947740551 edward.simpkins@RLMFinsbury.com Rowley Hudson M: +447917211954 rowley.hudson@rlmfinsbury.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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Set forth below is the text of a press release issued on September 1, 2014.

Press release

Information related to the departure of Andrea Guerra

Milan (Italy), September 1, 2014 - With reference to the agreement to terminate the employment and administration relationship between Andrea Guerra and Luxottica Group S.p.A., Luxottica acknowledges that its Board of Directors, in the meeting held on September 1, 2014, after carrying out the appropriate review and necessary assessment, resolved that, as part of the abovementioned agreement, Andrea Guerra is to be paid a redundancy incentive equal to the gross total amount of Euro 10,000,000 in addition to the severance pay linked to the consensual termination of the employment relationship and inseparably linked to the administration relationship, which has also been terminated effective immediately.

This conclusion was reached in compliance and in line with the contents of the Remuneration Policy published by the Company and in accordance with the obligations established pursuant to the employment relationship between Andrea Guerra and the Company assumed in 2004. The treatment contemplated herein was increased and rounded up in consideration of Mr. Guerra’s ten-year contribution to the Company’s development and in light of his availability to search for a common solution for the definition of each relationship with the Luxottica Group. This resolution also includes the assumption by Andrea Guerra of a set of obligations to protect the Company and the entire Group.

Added to this incentive payment is the gross total amount of Euro 592,294 which shall be paid as part of the settlement and novation agreement in consideration for Andrea Guerra waiving, towards Luxottica Group S.p.A. and every other entity included in the Group, any claim or right in any case connected or related to the employment and administration relationships and their resolution.

The abovementioned amounts shall be paid within 60 days.

Andrea Guerra is prohibited from soliciting employees and associates of Luxottica Group S.p.A. or other entities within the Group, and shall abide by a non-competition agreement which refers to the Company’s main competitors, valid globally, both lasting 24 months from the date of termination of the employment relationship with Luxottica.  In consideration of these obligations and their ongoing fulfillment, Andrea Guerra shall be due gross overall remuneration of Euro 800,000 which shall be paid in equal quarterly installments starting from the date of termination of the employment relationship.

Andrea Guerra shall retain the PSP Units granted on May 7, 2012, April 29, 2013 and April 29, 2014, under the terms and methodology set forth in the Performance Shares Plans approved by the Company, on the condition that there is no breach, in whole or in part, by Mr. Guerra of the non-solicitation prohibition related to employees and associates and the non-competition agreement referred to above.

In addition, in the event there are any criminal proceedings based on facts related to the exercise of functions held by Andrea Guerra and in the interests of the Company, the legal costs incurred by him at all judicial levels shall be borne by Luxottica Group S.p.A., provided that the attorney chosen by Andrea Guerra is previously approved by the Company.

In light of the overall attribution determined as indicated above, inclusive of the increase, compared to the employment agreement provisions in force when hiring Andrea Guerra in 2004 and reported in the Remuneration Policy, the agreement with Mr. Guerra qualifies as a transaction with related parties of lesser significance pursuant to the Procedure adopted by the Company on the matter, which may not benefit from the exemption of the application of the related procedural discipline.

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The terms and provisions of this transaction, prior to approval by the Board of Directors, were reviewed by the Human Resource Committee of Luxottica Group S.p.A., exclusively consisting of independent and unrelated directors. The Human Resource Committee, which is charged with carrying out the functions assigned by the Procedure to an internal committee of the Board with regard to remuneration and economic benefits to the Directors and executive officers with key responsibilities, expressed its reasoned favorable opinion on the conclusion of the agreement.

The company likewise acknowledges that the appointment of Enrico Cavatorta as Chief Executive Officer was in accordance with a succession plan previously shared with the Human Resource Committee.

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In addition to the abovementioned agreement, it was agreed that the sale of 813,500 shares of Luxottica Group S.p.A. currently held by Mr. Guerra previously received under Incentive plans would be made to the controlling shareholder of the Company in an off-market transaction at a price of Euro 41.50 per share.

Contacts

Luxottica Group Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@luxottica.com www.luxottica.com/it/company/investors	RLM Finsbury Edward Simpkins M: +447947740551 edward.simpkins@RLMFinsbury.com Rowley Hudson M: +447917211954 rowley.hudson@rlmfinsbury.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
September 2, 2014		ENRICO CAVATORTA CHIEF EXECUTIVE OFFICER

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